                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.   33   )*
                                           --------


                         AMERICAN REALTY TRUST, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                        Common Stock, $0.01 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 029-177-409
                     -----------------------------------
Robert A. Waldman               (CUSIP Number)
10670 North Central Expressway, Suite 600
Dallas, TX  75231
(214) 692-4758
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)


                               October 17, 1996
                     -----------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 029-177-409                                         PAGE 2 OF 13 PAGES
         ------------                                             ---  ----


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Basic Capital Management, Inc.
         75-2261065
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


         Nevada
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                       2,540,330
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                        -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                       2,540,330
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                          -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         2,540,330
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         37.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


         CO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 029-177-409                                         PAGE 3 OF 13 PAGES
         ------------                                             ---  ----


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         National Operating, L.P.
         75-2163170
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


         Delaware
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                       97,866
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                        -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                       97,866
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                          -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         97,866
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         1.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


         PN
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 029-177-409                                         PAGE 4 OF 13 PAGES
         ------------                                             ---  ----


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         The Gene E. Phillips Children's Trust
         13-6599759
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


         Texas
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                       49,166
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                        -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                       49,166
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                          -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         49,166
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         0.7%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


         OO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                                 SCHEDULE 13D

CUSIP NO. 029-177-409                                         PAGE 5 OF 13 PAGES
         ------------                                             ---  ----


--------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Continental Mortgage and Equity Trust
         94-2738844
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
 3    SEC USE ONLY



--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*



--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]



--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


         California
--------------------------------------------------------------------------------
                               7     SOLE VOTING POWER

          NUMBER OF
                                       409,044
           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY

          OWNED BY                         -0-
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER

          REPORTING
                                       409,044
           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH

                                           -0-
-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         409,044
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]



--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         6.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*


         OO
--------------------------------------------------------------------------------



                     *SEE INSTRUCTION BEFORE FILLING OUT!
        INCLUDED BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND SIGNATURE ATTESTATION.

                          AMERICAN REALTY TRUST, INC.
                             CUSIP NO. 029-177-409

Item 1. Security and Issuer

        Item 1 is hereby amended to read as follows:

        This amendment relates to the Common Shares, $0.01 par value (the "Shares"), of American Realty Trust, Inc., a Georgia corporation (the "Company"), and amends the statement on Schedule 13D filed on March 15, 1996. The principal executive offices of the Company are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

Item 2. Identity and Background

        Item 2 is hereby amended to read as follows:

        This statement is being filed on behalf of Basic Capital Management, Inc. ("BCM"), Continental Mortgage and Equity Trust ("CMET"), National Operating, L.P. ("NOLP"), and Gene E. Phillips Children's Trust (the "GEP Trust") (collectively the "Reporting Persons").

        BCM, CMET, NOLP, and the GEP Trust may be deemed to constitute a "person" within the meaning of Section 13 (d) of the Securities Exchange Act of 1934, as amended, because BCM is beneficially owned by a trust established for the benefit of Gene E. Phillips' children and the executive officers of BCM are also executive officers of CMET. Gene E. Phillips is a general partner of Syntek Asset Management, L. P . ("SAMLP"), which is the general partner of NOLP.

     (I) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. It's principal place of business and principal office is located at 10670 North Central Expressway, Suite 600 Dallas, Texas 75231.

        BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:


Name                                       Position(s) with
----                                       ----------- ----

Randall M. Paulson                         President

Oscar W. Cashwell                          Executive Vice President

Thomas A. Holland                          Executive Vice President and
                                            Chief Financial Officer

Clifford C. Towns, Jr.                     Executive Vice President, Finance

Bruce A. Endendyk                          Executive Vice President

Cooper B. Stuart         Executive Vice President

Mark W. Branigan         Executive Vice President

Lynn W. Humphries        Senior Vice President, Commercial Asset
                          Management

Dan S. Allred            Senior Vice President

Robert A. Waldman        Senior Vice President, General
                          Counsel and Secretary

Drew D. Potera           Vice President, Treasurer
                          and Securities Manager

Mickey Ned Phillips      Director

Ryan T. Phillips         Director


     Mr. Paulson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Paulson's present principal occupation is President of BCM. Mr. Paulson is a citizen of the United States of America.

     Mr. Cashwell's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Cashwell's present principal occupation is the Executive Vice President of BCM. Mr. Cashwell is a citizen of the United States of America.

     Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Holland is a citizen of the United States of America.

     Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President, Finance of BCM. Mr. Towns is a citizen of the United States of America.

     Mr. Endendyk's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Endendyk's present principal occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

     Mr. Stuart's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Endendyk's present principal occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

     Mr. Branigan's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Endendyk's present principal occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

     Mr. Humphries' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Humphries' present principal occupation is Senior Vice President, Commercial Asset Management of BCM. Mr. Humphries is a citizen of the United States of America.

     Mr. Allred's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Allred's present principal occupation is Senior Vice President of BCM. Mr. Allred is a citizen of the United States of America.

     Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, General Counsel and Secretary of BCM. Mr. Waldman is a citizen of the United States of America.

     Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President, Treasurer and Securities Manager of BCM. Mr. Potera is a citizen of the United States of America.

     Mickey Ned Phillips' business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. M. Ned Phillips' present principal occupation is owner of Phillips Remodeling Co. Mickey Ned Phillips is a citizen of the United States of America.

     Ryan T. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Ryan T. Phillips' present principal occupation is an independent real estate investor. Ryan T. Phillips is a citizen of the United States of America.

         (II) NOLP is a Delaware limited partnership engaged in the business of investing in real estate and real estate related assets. The principal place of business and principal office of NOLP is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         NOLP has no officers or directors. The general partner of NOLP is SAMLP. The general partners of SAMLP are Syntek Asset Management, Inc. and Mr. Phillips who, through his position as a general partner of SAMLP, is a controlling person of NOLP.

         Gene E. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Phillips' present principal occupation is
Chief Executive Officer of Syntek West, Inc.   Mr. Phillips is a citizen of the
United States of America.

         (III) CMET is a real estate investment trust organized and existing under the law of the State of California. CMET's principal business activity is investments in real estate. As of September 30, 1996, the Company owned 40.2% of CMET's outstanding securities. The principal place of business and principal office of CMET is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

         The following is a list of each executive officer and trustee of CMET;


       Name                         Position(s) with CMET
       ----                         ---------------------

Randall M. Paulson                  President

Thomas A. Holland                   Executive Vice President and
                                     Chief Financial Officer

Bruce A. Endendyk                   Executive Vice President

Lynn W. Humphries                   Senior Vice President, Commercial
                                     Asset Management

Robert A. Waldman                   Senior Vice President, Secretary
                                     and General Counsel

Drew D. Potera                      Treasurer

Ted P. Stokely                      Trustee

Edward L. Tixier                    Trustee

Martin L. White                     Trustee

Edward G. Zampa                     Trustee


     Information with respect to Messrs. Paulson, Cashwell, Holland, Endendyk, Allred, Humphries, Waldman and Potera is disclosed in (I) above.

          Mr. Stokely's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Stokely's present principal occupation is General Manager of Minority and Elderly Housing Assistance Foundation, Inc. Mr. Stokely is a citizen of the United States of America.

          Mr. White's business address is 8051 Coach Drive, Oakland, California 94605. Mr. Martin is Chairman and Chief Executive Officer of Community Based Developers, Inc. Mr. Martin is a citizen of the United States of America.

          Mr. Zampa's business address is Number Fifty Osgood Place,
Suite 110, San Francisco, California 94133. Mr. Zampa is General Partner of Edward G. Zampa and Company. Mr. Zampa is a citizen of the United States of America.

          Mr. Tixier's business address is 110 Longhorn Lane, Drippiong Springs, Texas. Mr. Tixier's present principal occupation is President of Tixier, Inc. Mr. Tixier is a citizen of the United States of America.

          (IV) The GEP Trust is a trust formed under the laws of Texas for the benefit of the children of Mr. Phillips. The trustee of the GEP Trust is Mr. Phillips' brother, Donald W. Phillips. Information with respect to Mr. Phillips is disclosed in (II) above.

          Donald W. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Donald W. Phillips' present principal occupation is President and owner of Big D Oil Field Equipment Sales. Donald W. Phillips is a citizen of the United States of America.

          During the last five (5) years, (i) none of the persons enumerated in
(I) through (VI) above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.   Interest in Securities of the Issuer

          Item 5(a), 5(b) and 5(c) are hereby amended to read as follows:

          (a) Share Ownership

          The following tables show the Shares owned directly and beneficially by the persons named in Item 2 hereof on the date of this statement:

                                       Shares Owned Directly
                                       ---------------------
                                Number of                Percent of
Name                             Shares                  Class (1)
----                            ---------                ----------
BCM                             2,540,330                   37.7%
CMET                              409,044                    6.1%
NOLP                               97,866                    1.5%
GEP Trust                          49,166                    0.7%
                   TOTAL        3,096,406                   45.9%


                               Shares Owned Beneficially
                               -------------------------

                                Number of    Percent of
Name                              Shares      Class (1)
----                            ---------    ----------
BCM                             2,540,330       37.7%
CMET                              409,044        6.1%
NOLP                               97,866        1.5%
GEP Trust                          49,166        0.7%
Ryan T. Phillips (2)(3)         2,589,496       38.4%
M. Ned Phillips (2)             2,540,330       37.7%
Phillips   (4)                     97,866        1.5%


Total shares beneficially
  owned by Reporting Persons    3,096,406       45.9%


------------------
*      less than one-tenth of one percent


(1) Percentage calculations are based upon 6,739,540 Shares outstanding at September 30, 1996. Total and addends may not match due to rounding.

(2) May be deemed to be the beneficial owner of Shares held directly by BCM by virtue of the relationship to BCM described in Item 2.

(3) May be deemed to be the beneficial owner of Shares held directly by the GEP Trust by virtue of the relationship to GEP Trust described in Item 2.

(4) May be deemed to be the beneficial owner of Shares held directly by NOLP by virtue of the relationship to NOLP described in Item 2.

         (b) Voting and Dispositive Power

         The Trustee of GEP Trust has complete voting and dispositive power over the 49,166 Shares held by the GEP Trust. Each of the Trustees of CMET share voting and dispositive power over the 409,044 Shares held by CMET. Each of the Directors of BCM exercise voting and dispositive power over the 2,540,330 Shares held by BCM.

         (c) Transactions in Securities

         The following table lists the purchase transactions in the Shares that were effected by the Reporting Persons during the past sixty days.

Reporting                     Number of               Price                  Type of
Person       Date               Shares              Per Share              Transaction
---------   --------          ---------             ---------              -----------
BCM         10/02/96              100                $11.500                Open Market
BCM         10/08/96              300                $11.500                Open Market
BCM         10/11/96              100                $11.500                Open Market
BCM         10/14/96              200                $11.500                Open Market
BCM         10/17/96              200                $11.500                Open Market
BCM         10/18/96            1,100                $11.500                Open Market

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Item 6 is hereby amended to read as follows:

        BCM has pledged 48,500 shares to Advest, Inc., pledged 52,000 shares to The Advisors Group, pledged 56,000 shares to Alex Brown (NY), pledged 2,000 shares to Allied Research, pledged 50,000 shares to American Express Financial, pledged 38,500 shares to Baker & Co., pledged 49,500 shares to Baraban Securities, pledged 99,560 shares to Bear Stearns, pledged 48,000 shares to Boatmen's, pledged 45,572 shares to Brown & Company, pledged 34,500 shares to Chase Securities, pledged 24,000 shares to Chatfield Dean, pledged 42,000 shares to CJ Lawrence, pledged 47,000 shares to Cowen & Co., pledged 169,700 shares to Dean Witter, pledged 48,000 shares to Hambrecht & Quist, pledged 58,000 shares to HD Vest, pledged 11,000 shares to JB Oxford, pledged 42,400 shares to Legg Mason (TX), pledged 120,900 shares to NationsBanc Cap., pledged 52,000 shares to Olde, pledged 50,500 shares to Oppenheimer (NY), pledged 120,200 shares to Oppenheimer (TX), pledged 38,110 shares to Paine Webber, pledged 42,000 shares to The Principal, pledged 172,200 shares to Rauscher Pierce, pledged 38,000 shares to Raymond James, pledged 44,526 shares to Regions Investment, pledged 43,000 shares to Rodman & Renshaw, pledged 49,000 shares to Signet, pledged 57,200 shares to Southwest Securities, pledged 47,000 shares to Wachovia and pledged 57,462 shares to Wedbush Morgan in stock margin accounts maintained by it with such brokers.

        BCM has also pledged 465,000 shares to United Pacific and pledged 177,000 shares to Foothill Capital pursuant to loan agreements with such lenders.

        NOLP has pledged 97,866 shares to Lehman (NY) in stock margin accounts maintained by it with such broker.

        CMET has pledged 15,400 shares to Jeffries & Co., pledged 81,400 shares to JW Charles, pledged 229,562 shares to Neuberger & Berman and pledged 82,682 shares to Smith Barney in stock margin accounts maintained by it with such brokers.

        GEP Trust has pledged 49,166 shares to Dean Witter in stock margin accounts maintained by it with such broker.

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated:  November 1, 1996

                                       BASIC CAPITAL MANAGEMENT, INC.



                                       By:   /s/ Drew D. Potera
                                          -------------------------------------
                                             Drew D. Potera
                                             Vice President


                                       NATIONAL OPERATING, L.P.

                                       By:  Syntek Asset Management, L.P.
                                            General Partner

                                       By:  Syntek Asset Management, Inc.
                                            Managing General Partner


                                       By:     /s/Randall M. Paulson
                                          -------------------------------------
                                               Randall M. Paulson
                                               President


                                       GENE E. PHILLIPS CHILDREN'S TRUST


                                       By:     /s/Donald W. Phillips
                                          -------------------------------------
                                               Donald W. Phillips
                                               Trustee


                                       CONTINENTAL MORTGAGE AND EQUITY TRUST


                                       By:     /s/Randall M. Paulson
                                          -------------------------------------
                                               Randall M. Paulson
                                               President